[Chapman and Cutler LLP Letterhead]

April 22, 2020

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust File Nos. 333-146827; 811-22135

Dear Ms. Browning

This letter responds to your comments, provided by telephone regarding the registration statement filed on Form N-1A for Innovator ETFs Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on February 13, 2020 (the “Registration Statement”). The Registration Statement relates to the Innovator S&P 500 Buffer ETF™ – May, Innovator S&P 500 Power Buffer ETF™ – May and Innovator S&P 500 Ultra Buffer ETF™ – May (each a “Fund” and collectively, the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff requests confirmation that the Funds’ next filing will consist of a full registration statement, including all required exhibits (for example a legality opinion), and that the legality opinion will be in compliance with Staff Legal Bulletin No. 19 (CF) and the requirements of Rule 485 of the Securities Act of 1933, as amended (the “1933 Act”).

Response to Comment 1

Pursuant to the Staff’s request, each Fund so confirms.

Comment 2 – General

Please confirm that the Funds will file an amended registration statement disclosing the final Cap within two days of the registration statement becoming effective. In addition, please confirm that no shares of the Funds will be sold prior to disclosure of the final Caps. Finally, in supplemental correspondence provide why a definitive cap is not available at the time of effectiveness.

Response to Comment 2

Pursuant to Rule 485A of the 1933 Act, the Registration Statement was set to go automatically effective on April 28, 2020. Prior to the effectiveness of the Registration Statement, the Funds will file an amended registration statement that discloses the Funds’ expected Cap ranges scheduled to go effective on April 29, 2020 to comply with the Staff’s request that the Funds will not go effective more than two business days prior to the expected final Cap filing. The Funds note that each Fund’s Cap is not available until the market closes on the day prior to the Funds’ launch, April 30, 2020. Accordingly, the Funds intend to file an amended registration statement disclosing each Fund’s Cap after 5:30 pm E.S.T. on April 30, 2020. Each Fund confirms that no sale of its Shares will take place prior to the filing of the registration statement.

Comment 3 – Cap Resets

In supplemental correspondence to the Staff, confirm how the Funds will disclose to shareholders the respective Cap resets at the conclusion of each Outcome Period.

Response to Comment 3

The Funds will disclose the respective Cap resets at the conclusion of each Outcome Period in the following manner:

1.

Approximately one week prior to the end of the Outcome Period the Funds will make a sticker filing pursuant to Rule 497(e) of the 1933 Act, which will alert existing shareholders that the Outcome Period is approaching its conclusion and disclose the anticipated Cap range for the next Outcome Period.

2.

Following the close of business on the last day of the Outcome Period the Funds will make a sticker filing pursuant to Rule 497(e) of the 1933 Act that discloses each Fund’s Cap (both gross and net of the unitary management fee) for the next Outcome Period. This filing will be mailed to existing shareholders.

3.

On the first day of the new Outcome Period each Fund will file a full prospectus under Rule 497(e) of the 1933 Act that will incorporate the information from the sticker filing from the previous evening. This sticker will replace the Caps/dates associated with the previous Outcome Period with the Caps/dates associated with the new Outcome Period. Correspondingly, each Fund will file a revised summary prospectus under Rule 497(k) of the 1933 Act that reflects those changes.

Comment 4 – Performance

In supplemental correspondence to the Staff, explain how the performance information required by Form N-1A (specifically, Item 4) will be disclosed during the Funds’ annual update. The Staff notes that this requirement would also include to any filing that would include the year-period information as required by Item 4 of Form N-1A. The Staff requests that in connection with this disclosure, the Funds ensure that an appropriate broad-based index is disclosed as required by Form N-1A and that the information required in Item 4(b)(2)(iii) and Instruction 5 to Item 27(b)(7) is included.

Response to Comment 4

Each Fund will report its respective performance information in accordance with the requirements of Form N-1A, including in filings outside the scope of each Fund’s annual update. Each Fund (and all ETFs in the Defined Outcome ETF suite) has a fiscal year end of October 31, meaning that the annual update to the Registration Statement will take place within 120 days of October 31. It is anticipated that this filing will made on the 120th day (on or about February 28). Therefore, in accordance with the requirements of Form N-1A, the performance information required by Item 4 of Form N-1A (and the instructions thereunder) will be provided as of the end of the most recent calendar year, and the Funds acknowledge that an appropriate broad-based index will be used in compliance with the requirements of Form N-1A. The Funds further acknowledge that providing only a single price index, with no reinvestment of dividends, is inconsistent with the requirements of Form N-1A. Accordingly, the Funds will provide performance information for both the total return and price return index (for each Fund’s respective index) as the broad-based market indexes, so that investors may compare the returns of each Fund against the index upon which the intended defined outcomes are based and in accordance with the requirements of Form N-1A. Pursuant to the requirements of Item 13 of Form N-1A, the Funds will disclose audited financial highlights information as of the end of the fiscal year.

Comment 5 – General

The Staff requests that the Funds revise the disclosure where the term “protection” in relation to the buffer is used, and update the contemplated disclosure to provide a full and balanced presentation of the anticipated buffer. The Staff requests that such disclosure should ensure that a reasonable shareholder is cognizant of the fact that the buffer is not guaranteed or may not be achieved. The Staff notes that there are at least three instances where such disclosure should be revised: the Investor Suitability Chart, the Cover Page, and the Principal Investment Strategies – Buffer section.

Response to Comment 5

The Funds have each revised the applicable disclosure throughout each prospectus. Notably, the reference to protection in the fourth bullet point of the cover page has been removed. For the Staff’s reference, each instance where the term “protection” appears is revised as listed below:

Investor Suitability Chart:

“you seek the protection of a 15% buffer on S&P 500 Price Index losses for an investment held for the duration of the entire Outcome Period, and understand that there is no guarantee that the Fund will be successful in its attempt to provide protection through the buffer;”

“you seek an investment that provides total protection from S&P 500 Price Index losses for the duration of an Outcome Period, and understand that any protection provided by the buffer is not guaranteed.”

Principal Investment Strategies – Buffer

“Conversely, if an investor is considering purchasing Shares during the Outcome Period, and the Fund has already increased in value, then a shareholder may experience losses prior to gaining the protection offered by the power buffer, which is not guaranteed.”

Comment 6 – Investor Suitability Chart

The Staff notes there were certain changes made to the Investor Suitability Chart indicated in the Fund’s March 21, 2020 response letter to the Staff. The Staff notes it would not object to the inclusion of that language here.

Response to Comment 6

The Funds confirm that such disclosure will be added to each prospectus, as listed above.

Comment 7 – General

The Staff notes that certain service providers of the Funds (such as transfer agent and the custodian) are contracting with the Funds under the Trust to pay for these services. Explain in supplemental correspondence whether the Funds can be held liable for those expenses in the event of a default by the Adviser. If the Funds can be held accountable, the Staff requests an explanation for the accounting for those services.

Response to Comment 7

The Trust, on behalf of the Funds, pays the compensation of the Funds’ service providers by way of payment of a unitary fee to the Adviser. The Adviser, on behalf of the Funds, pays the Funds’ ordinary operating expenses, including amounts due to the Funds’ service providers (such as the administrator, custodian and auditor). In essence, the Adviser facilitates payment of the Funds’ ordinary operating expenses, while the Funds accrue and bear those expenses in an amount equal to the unitary fee. The Adviser would only directly bear the Funds’ ordinary operating expenses if the assets of the Funds, and therefore the amount of the unitary fee, were too small to cover the aggregate amount of the Funds’ ordinary operating expenses in a year. In this way, the unitary fee arrangement is economically equivalent to an expense cap, which involves an investment adviser agreeing to waive all or a portion of its advisory fee and/or reimburse a fund for ordinary operating expenses that exceed an agreed-upon level. In both instances, a fund bears its own ordinary operating expenses, but only to the extent of a specified amount.

Comment 8 – Hypothetical Chart

The Staff notes the new hypothetical chart included in the Funds’ prospectus, and requests the Funds inform the Staff how the chart will be completed and when the disclosure will be added.

Response to Comment 8

The Funds will update the figures in the hypothetical chart when the final Cap is available. In this instance, the hypothetical chart will be updated in the 485B filing made after 5:30 p.m. E.S.T. on April 30, 2020.

Comment 9 – COVID-19 Risks

The Staff notes that significant market events have occurred since the Registration Statement was filed in response to COVID-19. The Staff requests the Funds consider whether its risk disclosures, for example related to interest rates, credit, liquidity or market risk, should be revised based on how these events are impacting the market or the Funds. If the Funds believe that no additional disclosure is warranted, please explain to the Staff why not.

Response to Comment 9

The Funds not that the following disclosure has been added to the “Additional Risks of Investing in the Fund” section to the end of the paragraph entitled “Market Risks”:

In addition, local, regional or global events such as war, acts of terrorism, spread of infectious diseases or other public health issues, recessions, or other events could have a significant negative impact on a Fund and its investments. Such events may affect certain geographic regions, countries, sectors and industries more significantly than others. Such events could adversely affect the prices and liquidity of a Fund’s portfolio securities or other instruments and could result in disruptions in the trading markets. Any of such circumstances could have a materially negative impact on the value of a Fund’s Shares and result in increased market volatility. During any such events, a Fund’s Shares may trade at increased premiums or discounts to their NAV.

Further, each Fund has added the following disclosure to its Statement of Additional Information, in the “Investment Strategies and Risk” section:

Market Risk. Market risk is the risk that a particular security, or Shares of a Fund in general, may fall in value. Securities are subject to market fluctuations caused by such factors as economic, political, regulatory or market developments, changes in interest rates and perceived trends in securities prices. Shares of a Fund could decline in value or underperform other investments due to short-term market movements or any longer periods during more prolonged market downturns. In addition, local, regional or global events such as war, acts of terrorism, spread of infectious diseases or other public health issues, recessions, or other events could have a significant negative impact on a Fund and its investments. Such events may affect certain geographic regions, countries, sectors and industries more significantly than others. Such events could adversely affect the prices and liquidity of a Fund’s portfolio securities or other instruments and could result in disruptions in the trading markets. Any of such circumstances could have a materially negative impact on the value of a Fund’s Shares and result in increased market volatility. During any such events, a Fund’s Shares may trade at increased premiums or discounts to their NAV.

Health crises caused by the outbreak of infectious diseases or other public health issues, may exacerbate other pre-existing political, social, economic, market and financial risks. The impact of any such events, could negatively affect the global economy, as well as the economies of individual countries or regions, the financial performance of individual companies, sectors and industries, and the markets in general in significant and unforeseen ways. Any such impact could adversely affect the prices and liquidity of the securities and other instruments in which a Fund invests and negatively impact a Fund’s investment return.

For example, an outbreak of a respiratory disease designated as COVID-19 was first detected in China in December 2019 and subsequently spread internationally. The transmission of COVID-19 and efforts to contain its spread have resulted in international, national and local border closings and other significant travel restrictions and disruptions, significant disruptions to business operations, supply chains and customer activity, event cancellations and restrictions, service cancellations, reductions and other changes, significant challenges in healthcare service preparation and delivery, and quarantines, as well as general concern and uncertainty that has negatively affected the economic environment. These impacts also have caused significant volatility and declines in global financial markets, which have caused losses for investors. The impact of this COVID-19 pandemic may be short term or may last for an extended period of time, and in either case could result in a substantial economic downturn or recession.

In addition, the operations of a Fund, the Adviser and a Fund’s other service providers may be significantly impacted, or even temporarily or permanently halted, as a result of government quarantine measures, voluntary and precautionary restrictions on travel or meetings and other factors related to a public health emergency, including its potential adverse impact on the health of any such entity’s personnel.

Comment 10 – Buffered Loss Risk

The Staff notes in some funds the following language has been added, which does not appear in the Funds’ Registration Statement:

The Fund does not provide principal protection and an investor may experience significant losses on its investment, including loss of its entire investment.

The Staff notes it will not object to the inclusion of this language as long as the language contemplates non-principal protection as well as principal protection in accordance with prior comments from the Staff.

Response to Comment 10

Each Fund has added the above-referenced disclosure to its “Buffered Loss Risk” paragraph in both the Principal Risks section and Additional Risks of Investing in the Fund section. In accordance with prior comments received from the Staff, the disclosure contemplates non-principal protection as shown below:

The Fund does not provide principal protection or non-principal protection, and an investor may experience significant losses on its investment, including loss of its entire investment.

Comment 11 – Concentration Policy

The Staff notes that each Fund’s Statement of Additional Information contains a policy not to concentrate more than 25% of its net assets in the securities of issuers in any industry or group of industries. The Staff notes that for each Fund, the Item 4 section does not have corresponding disclosure to contemplate such policy. Please add such policy to the respective Item 4 disclosure for each Fund, or in supplemental correspondence explain to the Staff why the Funds believe such disclosure is not required.

Response to Comment 11

The Funds do not expect such a concentration to occur and will continuously monitor the index’s industry exposure. Each Fund commits to revising the disclosure in the future to reflect any significant exposures to any industry that would warrant Item 4 disclosure in its prospectus.

********

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours, Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren